Exhibit 99.1

ANNEX A

FORM OF SHARE REPURCHASE CONTRACT

THIS AGREEMENT is made on 22 September, 2023 BETWEEN:

ReNew Energy Global plc ( the “Company”)

C/O Vistra (Uk) Ltd, 3rd Floor, 11-12 St. James's Square, London, England,

SW1Y 4LB

Registered No. 13220321

Mizuho Securities USA LLC 1271 Avenue of the Americas New York, NY 10020 Attention: Kevin Mullane (the “Counterparty”)

It is agreed that the Counterparty will purchase on a principal basis interests in Class A ordinary shares of the Company, nominal (i.e. par) value $0.0001 per share (the “Class A Shares”), for subsequent sale and delivery to the Company under the terms of this agreement as follows:

1.
Class A Shares will be purchased up to the quantity and purchase price level advised by telephone from an authorised person at the Company (the “Purchase Price”), such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”).

2.
Unless otherwise instructed, Class A Shares will be purchased in accordance with all applicable laws and regulations, including (without limitation) in accordance with:

(a)
the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the “Exchange Act”). The maximum value of Class A Shares, at acquisition cost, to be purchased under this program will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;

(b)
Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act, as may be amended or superseded from time to time; and

(c)
Rule 10b-18(b)(3) of the Exchange Act, as may be amended or superseded from time to time.

3.
All purchases will be effected pursuant to Rule 10b-18 of the Exchange Act, as may be amended or superseded from time to time, from or through only one broker or dealer on any single day or as otherwise allowed by Rule 10b-18(b)(1) of the Exchange Act, as may be amended or superseded from time to time.

4.
Purchases may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or in over-the-counter (OTC) transactions.

5.
Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase program to the public.

6.
The Company represents that the purchases of Class A Shares by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the Class A Shares, including Section 10(b) and Rule 10b-5 of the Exchange Act.
7.
Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail or fax the following day.
8.
The Company’s tax identification number is US TIN: 98-1607117 and HMRC TIN- 2696317215.

9.
Purchases of Class A Shares, in accordance with the instructions contained herein, will commence on the date to be agreed between the Company and the Counterparty.
10.
Notices for the attention of the Company shall be sent to: Nathan Judge

Investor Relations

Email: Nathan.judge@renew.com ReNew Energy Global plc

C/O Vistra (Uk) Ltd, 3rd Floor, 11-12 St. James's Square, London, England,

SW1Y 4LB

United Kingdom With a copy to

Kailash Vasant Vaswani

President – Corporate Finance, ReNew Power Private Limited Email: kailash@renew.com

ReNew.Hub, Commercial Block-1, Zone-6,

Golf Course Road, DLF City Phase-V, Gurugram - 122009,

Notices for the attention of the Counterparty shall be sent to the address notified in writing to the Company by the Counterparty.

11.
The Counterparty shall (including, without limitation, by liaising with Computershare Inc. (or its successor or assign) as transfer agent and registrar of the Company (the “Transfer Agent”)) procure that any Class A Share to be sold by the Counterparty to the Company is transmitted or delivered by DWAC or similar means of transmission so that such Class A Share is withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Class A Share deposited with the depositary of the DTC System, Cede & Co.) and the Company receives the Class A Share in record form (an “Company Record Share”).

12.
In accordance with Paragraph 11, Counterparty shall sell, and the Company shall purchase, such Company Record Shares, and following such purchase and delivery, the Company shall be registered as the record holder of such Company Record Shares, or such Company Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Company Record Shares from Counterparty.

13.
Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Company Record Shares to the Company in accordance with the terms of this letter.

14.
The Company will pay for any and all Company Record Shares purchased by it in accordance with Paragraph 12 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of the Company Record Shares. Any commission payable by the Company in respect of the delivery of the Company Record Shares shall be agreed in writing from time to time between the Company and the Counterparty, and shall be paid to the Counterparty by the Company on delivery of the Company Record Shares. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.
15.
The Counterparty and the Company each acknowledge and agree that:

(a)
Prior to an acquisition by the Company under Paragraph 12 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any Class A Share purchased by Counterparty pursuant to this Agreement;

(b)
Nothing in this letter is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

(c)
The Counterparty shall act as principal in respect of its acquisition of the Class A Shares and shall effect purchases of shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

16.
This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

RENEW ENERGY GLOBAL PLC MIZUHO SECURITIES USA LLC

By: By:

Name: /s/ Nathan Judge Name: /s/ Kevin Mullane

Title: Head-Investor Relations Title: Managing Director